Exhibit 99.1

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

April 20, 2017	NR 16 - 2017

Avrupa Minerals to Attend New Orleans and Munich Conferences

Avrupa Minerals Ltd. (AVU:TSXV) announced today that it will host an information booth at the New Orleans Investment Conference being held on October 25-28, 2017.  The Company will also host an information booth at the Munich International Precious Metals and Commodities Show being held in Germany on November 2-3, 2017.

Avrupa management will be available at both shows to provide updates on the Company’s Alvito Copper-Gold Project in Portugal, as well as progress towards initiating several new joint ventures in the Iberian Pyrite Belt of southern Portugal.  In addition, Avrupa will give a corporate presentation at the Munich Conference at 2:30 p.m., local time, on Thursday November 2nd.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds eight exploration licenses in three European countries, including five in Portugal covering 2,911 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has three active option and joint venture agreements, two in Portugal and one in Kosovo, including:

*

The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

*

Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

*

In addition, in the Iberian Pyrite Belt of south Portugal, the Company has the Alvalade Project, now 100% owned by Avrupa, where previous partners have spent over US$ 7.6 million on exploration for VMS copper, zinc, and lead, mineralization, resulting in discoveries at Sesmarias and Monte da Bela Vista.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

2